Exhibit 99.4

BANRO CORPORATION

(the "Corporation")

FINANCIAL STATEMENT AND MD&A REQUEST FORM

In accordance with securities legislation, shareholders of the Corporation may elect annually to receive a copy of the Corporation's quarterly interim consolidated financial statements and related management's discussion and analysis ("MD&A"), the Corporation's annual consolidated financial statements and related MD&A, or both.

If you wish to receive copies of these documents, please complete this form and return it to the following address (shareholders must renew their requests to receive these documents each year):

Equity Financial Trust Company

Suite 400, 200 University Avenue

Toronto, Ontario, M5H 4H1

Canada

☐	Please send me ONLY the quarterly interim consolidated financial statements and related MD&A.

☐	Please send me ONLY the annual consolidated financial statements and related MD&A.

☐	Please send me BOTH the quarterly interim consolidated financial statements and the annual consolidated financial statements, and the respective MD&A for such statements.

Copies of the Corporation's annual and quarterly consolidated financial statements and related MD&A are also available on the SEDAR website at www.sedar.com.

DATED: , 2013.
Signature
I confirm that I am a shareholder of the Corporation.

Name of Shareholder - Please Print

Address

Name and title of person signing if different from the name above.

The Corporation will use the information collected solely for the purpose of mailing the financial statements and MD&A to you and will treat your signature on this form as your consent to the above.